

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2023

Spencer Collins
Chief Legal Officer
Arm Holdings Limited
110 Fulbourn Road
Cambridge CB1 9NJ
United Kingdom

>   **Re: Arm Holdings Limited**
>   **Amendment No. 2 to**
>   **Draft Registration Statement on Form F-1**
>   **Submitted on July 31, 2023**
>   **CIK No. 0001973239**

Dear Spencer Collins:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Risk Factors, page 21

1.   We note your disclosure on F-60 that you recorded a $40 million loss contingency to settle legal claims by a certain customer. Please tell us whether this should be discussed in your risk factors or in Legal Proceedings on page 134 and revise the prospectus as appropriate.

       You may contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Manufacturing

cc: Justin Salon